78


03024419

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Peter Hambro Mining

*CURRENT ADDRESS

**FORMER NAME


PROCESSED
JUL 17 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34734 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 7/10/03



Peter Hambro Mining PLC

Annual Report and Accounts, year ended 31 December 2002



PETER HAMBRO MINING PLC is a gold producer, traded on London's Alternative Investment Market (AIM) and focused on the mining industry in Russia.

PETER HAMBRO MINING PLC group is the owner of the Pokrovskiy gold mine, the Pioneer gold deposit and the Olekminskiy titanium deposit all of which are in the Amur Region, Russian Far East.



TABLE OF CONTENTS

Russian word endings sometimes cause confusion in place names. For this reason we have used Pokrovskiy as a description. This term includes Pokrovka and Pokrovskoye.

Performance summary

2002 in detail

- PETER HAMBRO MINING PLC shares were admitted to trading on the Alternative Investment Market of the London Stock Exchange (AIM) (April)
- 1 million tonnes per annum resin-in-pulp plant constructed (July)
- First gold poured from new plant (September)
- PETER HAMBRO MINING PLC playing key role in consolidation of Russian gold industry
- Update of Pioneer reserves and resources to total 9.4 million ounces
- Production of 70 thousand ounces at a cash cost of US$136 per ounce

SHARE PRICE PERFORMANCE (12 MONTHS POST LISTING)


250
200
150
100
50
0
UK pence
PETER HAMBRO MINING PLC
FTSE AIM Index (Rebased)
May 2002
Jun. 2002
Jul. 2002
Aug. 2002
Sep. 2002
Oct. 2002
Nov. 2002
Dec. 2002
Jan. 2003
Feb. 2003
Mar. 2003
Apr. 2003
May 2003
Months
AIM

GOLD PRODUCTION (OUNCES)


2003 (forecast)
120,000
2002
70,000
2001
88,000

Summary financial highlights

(US$ '000)	2002	2001
Turnover	**22,774**	23,722
Operating profit	**10,462**	10,100
Profit before tax	**9,435**	8,686
Profit after tax	**8,796**	8,686
Retained profit	**5,104**	4,403



›int letter from the Chairman ıd Deputy Chairman



ɛr Hambro, Chairman (left)
ɛl Maslovskiy, Deputy Chairman (right) at the Pokroskiy Deposit

s is the first Chairman's letter since our company's res became publicly traded on the Alternative Investment rket (AIM) and, since we are both major shareholders as l as Chairman and Deputy Chairman respectively, we ught that, this year at least, the traditional Chairman's er should come from both of us.

a pleasure to be able to report in our first letter on the siderable progress that the company has made since our nission to AIM. Acquiring the remainder of the shares in en Joint Stock Company Pokrovskiy Rudnik (JSCP or rovskiy Rudnik), thereby taking our holding to 97.7%, was first achievement but we believe the commissioning of the treatment plant will have the most effect on our fitability. Because the new plant is enclosed it is expected to rate all year round, unlike the temperature dependent heap leach process, and the resin-in-pulp technology is recovering more than 90% of the gold from the ore, compared with about 55% from the heap leach in previous years. This means that gold production in 2003 is expected to be almost double that in 2002.

During 2002 the transition from one process to the other caused a downturn in gold production but, with the improved gold price the 2002 operating profit of our 97.7% subsidiary, JSCP at US$12.1 million was nevertheless slightly ahead of 2001 (US$11.1 million).

This is not to belittle the great achievements of everyone at Pokrovskiy, where mining and processing has run smoothly and the continued development of the entire unit is a great credit to our managers and workforce.

The second of our achievements is even more significant for our future, although this did not become apparent until after the year end. The Pioneer deposit, which we acquired at open tender in 2001, has proved to be far bigger and of a far higher grade than we hoped for. Exploration work, including drilling and trenching, was done during the year but it was not until December 2002, and the early months of 2003, that the assay results were available and that these could be plotted in the geological model. The result of this is that 1.5 million resource ounces have become 1.7 million ounces of Russian category C2 reserves and the total resource is now estimated at more than 9 million ounces, with the potential for this to increase further as more work is done.

In addition, the delineation of more than 1.5 million tonnes of ore with an average grade of 14 grams per tonne in an ore-shoot at Pioneer known as Apophysis 1 is of major importance. We believe this can be introduced into the production schedule in 2004.

Finally the admission to AIM itself has had benefits. We are now regarded as a more serious player in the international mining community, as the approaches we have received for collaboration with other major international mining companies have shown. It has also helped us to take part in the consolidation of Russian gold mining; as is evidenced by the proposed Susumanzoloto and Tokur transactions.

We are very grateful to all the people who have helped the company this year. This includes not only management and staff but also our professional advisors, brokers and shareholders without whom we could not have been so successful. We look forward to the future with confidence and hope for continuing improvements in the Rouble price of gold.

Peter Hambro
14 May 2003

Pavel Maslovskiy

›MPANY HISTORY

›4–2000

- ;oloto Mining Ltd formed
- 'inanced Joint Stock Company Pokrovskiy Rudnik, owner of the cence and operator of the Pokrovskiy and other deposits
- 'apital used to finance two full-scale feasibility studies
- 'roduction started via a 600,000 tonnes per annum heap leach operation

2001

- Group renamed: PETER HAMBRO MINING PLC

2002

- Shares admitted to trading on AIM (April)
- New resin-in-pulp plant with a capacity of 1 million tonnes of ore per annum commissioned (September)

2003 (to date)

- Heads of Agreement for forming joint venture company in Magadan region (February)
- Announced substantial increase of reserves and resources of Pioneer (March)
- Placing and Open Offer completed (March)
- Heads of Agreement for acquiring Tokur (March)
- Drilling and development continues at Pioneer and Olekma

Our business explained

ABOUT US

The Group was founded in 1994 to explore, develop and mine gold metal projects in Russia. The Company commenced trading on AIM in April 2002 and its shares trade under the symbol POG. The Company presents its financial statements in accordance with UK GAAP and reports in United States Dollars.

The Company's principal assets are: the Pokrovskiy and Pioneer deposits in the Amur Region of Russia and a titanium project at pre-feasibility study in the same region. The Pokrovskiy gold deposit is located c. 320 km northwest of Blagoveshensk, the capital of the Amur Region and c. 50 km north of the Chinese border. PETER HAMBRO MINING PLC owns 97.7% of the Russian operating company, Joint Stock Company Pokrovskiy Rudnik. This company is the owner of the licences at the Pokrovskiy and Pioneer deposits.

POKROVSKIY DEPOSIT

The Pokrovskiy Deposit, which was acquired through an open tender process, is the backbone of PETER HAMBRO MINING PLC. It is a fully funded, operating gold mine with:

- excellent infrastructure;
- electricity supply;
- roads;
- 14 km from the Trans Siberian Railway;
- heating plant;
- laboratories;
- accommodation;
- canteen;
- offices; and
- full mining fleet, including trucks, bulldozers, shovels and drill rigs.


DETAIL OF AMUR OBLAST
Neryungri
OLEKMINSKIY DEPOSIT
TOKURSKIY DEPOSIT
Ekimchan
PIONEER DEPOSIT
POKROVSKIY DEPOSIT
AMUR
Selemdzhinsk
Magdagachi
Shimanovsk
Mazanovo
Blagoveschensk
Pioneer lies c. 40 km northeast of Pokrovskiy, Olekma c. 600 km northwest and Tokur c. 450 km northeast.
Magadan
Yakutsk
RUSSIA
KHABAROVSK
PACIFIC OCEAN
Neryungri
AMUR
Yuzhno-Sakhalinsk
Krasnoyarsk
Khabarovsk
Birobidzhan
Sapporo
JAPAN
Vladivostok
Changchun
Tokyo
CHINA
Seoul
MAP SHOWING RUSSIAN FAR EAST



ur business explained continued

ıMARY OF GROUP STRUCTURE


Assets within the Group
Peter Hambro Mining plc
Assets where Heads of Agreement are signed
JSCP (97.68%)
Susumanzoloto JV (50%)
rovsky Deposit (100%)
Pioneer Deposit (100%)
Berelekh Deposit
Shkolnoe Deposit
Olekminskiy Deposit (51%)
Tokurskiy Deposit (100%)

:rovskiy Rudnik employs approximately 1,000 staff and struction workers, working 15 days on and 15 days off welve-hour shifts. The mine tries not to use services n outside companies, doing everything in-house where sible, including mining, blasting, capital construction and ing bread for our own canteen.

first step in the development of the Pokrovskiy Deposit a 600,000 tonnes per year heap leach operation and a Merrill we gold recovery process, financed from the Group's own urces. Cash flows were used to develop the infrastructure of mine and construction of a new resin-in-pulp plant, which was nmissioned in July 2002, with production starting on ptember 2002. Pokrovskiy Rudnik's plant uses resin nology, which is the most commonly used gold recovery cess in Russia, and is designed to treat 1 million tonnes of ore annum. The process involves crushing and grinding of the ore SAG Mill, resin-in-pulp absorption, desorption, regeneration esin and electro-winning to produce dore bullion. The plant ws all-year-round gold production with gold recovery rates of)% compared to the c. 55% from heap leach.

PIONEER DEPOSIT

In October 2000, JSCP won the open tender for the Pioneer Deposit and on 15 January 2001, obtained a licence to 'seek out, explore and mine gold ore within the limits of the Pioneer ore site and its flanks'. The deposit is 100% owned by JSCP. This deposit lies some 40 km to the northeast of the Pokrovskiy mine site, in the Zeyskiy and Magdagachinskiy districts of the Amur Region. The Company began surveying and prospecting work in June 2001. Drilling, trenching and sampling have been done by Dalgeophysica, the State geological consultancy company. In February 2003, Dalgeophysica prepared an updated ore resource statement on the deposit. Dalgeophysica and the Group's Chief Geologist's revised estimate was 9.4 million ounces of Russian category C and P reserves and resources.

OLEKMINSKIY DEPOSIT

A promising new venture for the Group is the development of the titanium deposit owned by OOO Olekminskiy Rudnik. Pokrovskiy Rudnik has a 51% interest in OOO Olekminskiy Rudnik which owns the Kuranakh Deposit, c. 600 kms from Pokrovskiy by rail. The licence for this deposit was obtained in 2001. The Company plans to develop the deposit in two stages, which includes mining and dry magnetic concentration on site and TiO_2 pigment production (50-70,000 tonnes per year) from a new plant at Pokrovskiy. A contract for the provision of a bankable feasibility study has been signed with German company Ferrostaal GMBH. Ferrostaal is working on this study with VnipiPromTechnologie, the Moscow-based institute that designed the Group's resin-in-pulp plant: a concept that is in keeping with the Group's policy of maximising Russian involvement where possible.

BUSINESS CONCEPT

The Group's business concept is to grow organically by developing the Pokrovskiy and Pioneer deposits. To do this it uses, where practical, Russian expertise, goods, services and labour. Non-organic growth is likely to come from similar developments and acquired properties.

Operations report – Pokrovskiy Deposit



Sergei Egorovitch Ermolenko
General Director of JSCP

2002 was a successful year for Pokrovskiy Rudnik in which we reached a number of key milestones:

- We finished construction and commissioned the new 1 million tonnes per annum resin-in-pulp plant with its ancillary services
- We mined 1.4 million tonnes of ore at a grade of 4.1 grams per tonne
- We produced 69,900 ounces of gold
- We finished construction of significant service facilities on site to increase self-sufficiency
- We began construction of the road and the electricity line to Pioneer
- We finished construction of a two megabyte fibre optic line to Pokrovskiy Rudnik. This facilitates transmission of data worldwide

The mining programme for the year was set with two key objectives. Our first priority was to fulfil the future demands of the new plant and second to catch up on our stripping commitments while maintaining ore supply for the heap leach pads.

The Company uses the Russian polygonal method of estimating reserves and resources. This method produces credible results and complies with the relevant Russian geological authorities' requirements. In order to represent the data against JORC classifications, the Company needed to use block modelling. Appropriate computer systems/software for block modelling were installed during 2002. Further to the above, a block model facilitates computer based mine planning – a life-of-mine pit plan is designed, based on the economic extraction of the whole ore body, which defines the economic pit shell. Mine planning then defines bench details and ramp layouts to optimise results. Using this software the Company's mining team will create both short and medium-term plans that adhere to the final pit plan. Block modelling also facilitates the analysis of multiple development scenarios, determining their economic effects and permitting better financial planning.

MINING SUMMARY

We mined 3.5 million m^3 from the Pokrovskiy pit producing 1.4 million tonnes of ore. Our stripping ratio was higher than normal due to the need for stripping in some areas where we had historically kept it to a minimum in order to maximise cashflow for construction of the new plant.

NEW PLANT

On 20 July 2002, the Group's new indoor resin-in-pulp plant was started and production at the new plant commenced 7 September 2002. As well as increasing recoveries from 55% to more than 90%, it allows 365 days per annum uniform production. Unfortunately the Chinese made liners of the SAG mills were found to have an average time in service of 1.5 months against an expected life of 5-6 months. We now believe we have solved this problem now by commissioning replacement liners from within Russia.

PRODUCTION SUMMARY


Material moved (tonnes '000m³)
02
01
3,463
1,862
Ore mined (tonnes'000)
02
01
1,375
782
Ore leached (tonnes/d)
02
01
4,215
3,395
Ore through plant (tonnes/d)
02
01
2,011
Zero



The new plant at Pokrovskiy Deposit

‍)perations report – okrovskiy Deposit continued

duction figures for JSCP

	Units	2002	2001
NING			
al material moved	cubic metres '000	**3,463**	1,862
nomic ore	tonnes '000	**1,375**	782
Grade	g/t	**4.1**	7.4
Gold content	oz '000	**177.1**	180.6
which rich ore	tonnes '000	**824**	558
Grade	g/t	**5.3**	9.6
Gold content	oz '000	**136.9**	166.1
ANT			
lling	t/day	**2,011**	-
e from pit	tonnes '000	**128**	-
Grade	g/t	**6.1**	-
e from stockpile	tonnes '000	**23**	-
	g/t	**3.5**	-
al milled	tonnes '000	**150**	-
Head grade	g/t	**5.7**	-
Gold content	oz '000	**26.7**	-
Recovery	%	**92.4**	-
old produced	oz '000	**24.7**	-
EAP LEACH			
eaching	t/day	**4,219**	3,395
e stacked	tonnes '000	**696**	574
Grade	g/t	**5.2**	9.6
Gold content	oz '000	**112.6**	168.1
Recovery	%	**40.2**	51.6
old produced	oz '000	**45.2**	87.9
OTAL GOLD	oz '000	**69.9**	87.9

The new mill has met our requirements in all other respects and I would like to take this opportunity to thank Valery Nikolayevitch Alexeev, our Chief Engineer, and all those involved with its construction.

PRODUCTION SUMMARY

JSCP produced 69,900 ounces of gold at a cash cost of US$136 per ounce.

ADMINISTRATION SUMMARY

JSCP has a programme of continual improvement at the camp to better the environment, reduce costs and increase the level of self-sufficiency. We are particularly proud of the state of the art sewage disposal plant that received high praise from the EBRD environmental specialists during their visit.

During 2002 we finished construction of a number of buildings as well as feeding and housing a workforce of c.1,000 people.

I was greatly honoured to be awarded the title and medal as 'Honoured Metallurgist of the Russian Federation' by President Putin during 2002. This goes to show that the operational success at Porkrovskiy is acknowledged nationally and I would like to thank my entire team for contributing to this.

Sergei Egorovitch Ermolenko
General Director of Pokrovskiy Rudnik


New plant at Pokrovskiy Deposit


New administration buildings at Pokrovskiy Deposit


Photograph (left to right) of Pavel Maslovskiy, Sergei Ermolenko, Peter Hambro and Valery Alexeev holding dore at Pokrovskiy Deposit

Exploration and development – Pioneer Deposit



Nicolai Gavrilovitch Vlasov
Group Chief Geologist

During 2002 we expanded the Group's exploration programme and made some significant achievements:

- Total Pioneer reserves and resources have increased by 6.3 times to 9.4 million ounces
- Proving of 1.78 million ounces at Pioneer into the Russian C2 reserve category
- Pokrovskiy Deposit definition to make a total 3 million ounces reserves and resources
- The Company has installed MicroMine software for exploration and mine modelling and our consultants are working towards translating reserves and resources into JORC classification


Primary gold/arsenic envelopes on Pioneer ore field
Ore bodies defined during 2001-2002
Trenches excavated during 2001-2002
Deep holes drilled during 2001-2002 and in previous programmes
Primary envelopes defined in previous programmes:
Gold (0.08-0.8 g/t)
Arsenic (0.01-0.05%)
Apophysis 1
Scale: 1:25,000


Prognosis of gold mineralisation on Pioneer ore field
Ore bodies explored during 2001-2002
Trenches excavated during 2001-2002
Deep holes drilled during 2001-2002 and in previous programmes
Ore zones forecasted:
Based on geological and geophysical data
Based on geochemical data
ZVEZDOCHKA
ZAPADNAYA
BEREZOVAYA
GEOPHYSICAL
Apophysis 1
LISTVENICHNAYA
KULISNAYA
KULISNAYA
BACHMUT
PROMEZUTOCHNAYA
CENTRAL
UZNAYA
ANDREEVSKAYA
Scale: 1:25,000



:xploration and development – 'ioneer continued

e Company has received independent confirmation, from lgeophysica, of the Group Chief Geologist's revised imation of 9.4 million ounces of Russian category C and P erves and resources at Pioneer.

ıen the Group acquired Pioneer in 2000 the stated ources were approximately 1.5 million ounces in the ategory. In September 2002 the Company announced that exploration activities had increased this figure to 9 million (at a 0.6 gram per tonne cut-off grade) and that ficient drilling had been done to place 1.62 million ounces the C2 reserve category. Since September 2002 receipt of ore assay results from the exploration drilling campaign has creased the reserves and resources still further.

ROWTH IN RESERVES
ND RESOURCES
PIONEER


1.5
1.97
1.62
5.8
1.84
1.78
Apr. 2002
Sept. 2002
Feb. 2002
Ore-shoots P1+P2
Main orebody P1+P2
Main orebody C2

All figures in millions of ounces

As at 25 February 2003 the Company estimates that the C2 component of the reserves and resources is now 1.78 million ounces.

These exploration activities have enabled the reclassification of category P resources to C2 reserves. C2 category reserves require no further drilling or sample analysis work for ounces to be categorised as mineable reserves. The only additional work required is economic assessment and approval thereof by the Russian mining authorities.

SUMMARY OF DALGEOPHYSICA REPORT FEBRUARY 2003

The ore bodies in Pioneer are breccias with quartz cement, metasomatically altered rock and veins and zones of stockwork. The number of veins ranges from one per metre to in excess of one hundred per metre. The ore bodies are characterised by the absence of precise visually defined borders, which can be determined only as a result of testing. In some cases the borders of ore bodies are ore-controlling faults. The gold tends to be concentrated in the metasomatically altered rock and breccias in the hanging-wall. Grade varies from 2-3 g/t to various tens of grams per tonne. The maximum gold grade (105 –114.5 g/t) is located at the fault in the main structure together with an ore-shoot of north-easterly direction.

Drill results from Apophysis 1 primary section

	Grade (g/t)	Thickness (m)
Hole c-69	17.5	35.0
Hole c-203	15.3	11.2
Hole c-204	9.6	15.9
Hole c-47	7.4	5.9

Of particular excitement has been the discovery of certain high grade ore-shoots. Apohysis 1 suggests a C2 category reserve of 635,000 ounces at a grade of 14 grammes per tonne. The company has calculated resources based around blocks of 50 m, centred on the above intersections and to a maximum depth of 282 m (the actual intersection of c-47). The above results are from a specific drilling programme centred on the Apophysis 1 primary 120 m ore-shoot. Apophysis 1 strikes away from the main ore body and the geochemical signature extends significantly beyond this for 1.02 km to an area where significant artisanal mining has taken place in the past. Grab samples taken at this site, believed to be on the same structure, have returned grades of 20-30 grammes per tonne. Dalgeophysica has postulated that the structure has the potential to host possible resources of over 40 tonnes at similar grades, applying a factoring of 40-70% reduction co-efficient.



Trenching work at the Pioneer Deposit

Exploration and development – Pokrovskiy Deposit

Key to map

- Sazankovskaya series. Kaolinized sands, often feldspar-quarts, kaolin-montmorillonite group clays and aleurites with bolder pebble material in basal layer.
- Belogorskaya series. Clay, aleurites, sands, gravel.
- Liparites, liparite-dacites, brecciate lavas, dacites, andesite-dacites, andesites, andesite basalts and their tuffs, brecciate tuffs.
- Granite-porphyry, diorite porphyrite, spessartite, alaskites.
- Granite-porphyry
- Subvulcanite dacites, andecites, liparite-dacite



Map showing geological data of Sergevskiy Object at Pokrovskiy Deposit

In 2002 the Group continued an exploration programme on the deposit to delineate additional reserves of the mine. The Group's geology and mining teams worked closely to manage the development of the resource. Our geologists managed: in-pit sampling; ore and waste delineation; medium-term in-pit exploration drilling; long-term resource definition drilling; resource and reserve calculations, and external exploration. Two key features of this were:

- The company carried out in-pit drilling to define the current 40 m x 40 m grid down to a 20 m x 20 m grid. Trench sampling for ore and waste definition for grade control purposes has been done to supplement this
- During 2002, 96 drill holes totalling 2,670 million were drilled at the Sergeevskiy Object, including 1,350 million of core drilling and 638 m of non-core. This drilling has closed off the resource in some areas but has also identified two possible extensions of known resources. The extensions added approximately 2.3 tonnes of gold to the C2 resource. This work will continue in 2003

As stated before, the mine has now commenced installing the MicroMine system on the deposit. This block model methodology will form the basis of computer-based mine planning systems. MicroMine will permit JORC style reserves and resources to be produced. Furthermore MicroMine will allow geological data to be captured electronically and topographic and historic survey data will be assembled in the same form.

xploration and development – okrovskiy Deposit continued

OUP STATEMENT OF RESERVES AND SOURCES

a	Category (C or P)	Ore ('000 t)	Gold Content (kg)	Gold Content ('000 oz)
rovskiy Deposit				
pit and surround	C1	10,043.0	39,445.0	1,226.9
	C2	785.0	2,828.0	88.0
serves (off balance)	C1	10,893.0	11,194.9	348.2
btotal		21,721.0	53,467.9	1,663.0
rounding area	C2	13,796.3	16,293.1	506.8
	P1	26,432.9	24,964.5	776.5
	P2	370.5	992.2	30.9
btotal		40,599.7	42,249.8	1,314.1
al for Pokrovskiy Deposit		**62,320.7**	**95,717.7**	**2,977.2**
neer Deposit				
in orebody	C2	-	57,228.2	1,780.0
	P1+P2	-	59,157.3	1,840.0
e-shoots	P1+P2	-	186,474.1	5,800.0
al for Pioneer Deposit		-	**302,859.6**	**9,420.0**
oup total		-	**398,577.3**	**12,397.2**

PLORATION AND DRILL PROGRAMME FOR 2003

order to progress the discovery, definition and development he Group's gold reserves and resources in 2003, we have rted on a comprehensive programme of exploration and alysis. The programme includes:

- 7,000 metres of drilling and 129,000 cubic metres of renching at Pioneer
- ,000 metres of drilling and 2,000 cubic metres of trenching t Pokrovskiy
- Expansion of Pokrovskiy laboratory to a capacity of 3,000 ssays per month handling Pioneer and Pokrovskiy samples
- Metallurgical recovery analysis of Pioneer ore
- Finalisation of computer block-models of deposits

colai Gavrilovitch Vlasov
oup Chief Geologist

OLEKMA

In the AIM admission document, it was announced that JSCP owned 51% of OOO Olekminskiy Rudnik. In 2001 Olekminskiy Rudnik won the tender for exploring a titanium deposit c. 600 km north of Pokrovskiy.

During 2002, the Group achieved several milestones in bringing value to this asset:

- A contract for the provision a bankable feasibility study was signed with German company Ferrostaal GMBH. Ferrostaal are continuing to work on this study with VnipiPromTechnologie, the Moscow-based institute that designed the Group's resin-in-pulp plant at the Pokrovskiy Deposit – a concept that is in keeping with the Group's policy of maximising Russian involvement where possible
- The study perceives planned exploitation of the Olekminskiy Deposit involving construction of a titanium dioxide pigment plant and ancillary works with capital expenditure in the order of US $120 million, with ore being concentrated on site and the concentrate being sent by rail to Tygda (14 kms from Pokrovskiy) for processing. Production would be in the order of 50-70,000 tonnes of pigment per year
- The Group has set up a Moscow based company, Chemalt, to carry out further investigation into the titanium dioxide market, particularly in Russia where no pigment is currently produced. Chemalt is successfully trading
- PETER HAMBRO MINING PLC has entered into discussions with a variety of pigment producers from the West in order to utilise their production technology and marketing channels



Photograph of Pokrovskiy Deposit ore



Titanium Dioxide may be used for paint whitening

Future plans

TOKUR ACQUISITION

The Group announced on 10 March 2003, that it had entered into Heads of Agreement with OJSC Far East Mining in relation to Tokur Rudnik. Tokur Rudnik owns the licence for a deposit located c. 450 km from the Pokrovskiy Deposit in the Selimdjinskiy district of the Amur Region.

The Tokur Deposit was discovered in 1939, exploited under the Soviet regime and was mined commercially from 1991 to 2000. Mining to date has focused on obvious high grade narrow vein systems using basic mining methods and only processing ore to concentrate stage. Tokur benefits from an existing infrastructure appropriate for mining. The Tokur settlement is located at the base of the settlement and is served by road and power networks. The settlement houses a small community containing a skilled and experienced labour force. Furthermore Tokur is served by a small airport, suitable for gold shipments to the refinery.

Tokur's resource base is estimated to be 8.1 million ounces. Historic workings have resulted in over c. 150 km of underground tunnels which are suitable for undertaking channel sampling of the deposit at a lower cost than would be expected if drilling. Due diligence has commenced with financial and legal teams; geological programmes have been determined by the Pokrovskiy team and drilling and analysis is being carried out by Dalgeophysica.













Photographs
1 Ore outcrop at Tokur Deposit
2 View of Tokur Deposit
3 Detail of ore at Tokur Deposit
4 Aerial view of Tokur Deposit
5 Exploration works at Tokur Deposit
6 Aerial view of placer deposits in region of Tokur Deposit

uture plans continued

UMANZOLOTO JOINT VENTURE

Group announced on 17 February 2003, that it had ed Heads of Agreement with two Magadan companies, manzoloto and Shkolnoe, to set up a new joint venture mining company in the Magadan region of Russia. manzoloto has been producing gold for over 60 years is well known as one of the biggest producers in the area. r to this, PETER HAMBRO MINING PLC has been confined s area of expertise in the Amur Region and it was thus a t honour to be asked to participate in a joint venture another of Russia's largest gold producers in such an ortant region for the industry.

umanzoloto and Shkolnoe have conditionally agreed to tribute all of their holdings in the OJSC Berelekh Mining nplex and the CJSC Nel'kobazoloto Mining Company.

Group has conditionally agreed to contribute a cash estment to the joint venture based on an independent uation. Micon / NBLZoloto is currently carrying out chnical due diligence and evaluation exercise on the elekh and Nel'kobazoloto interests which will form basis of this evaluation.

l'kobazoloto holds the licence for the Shkolnoe deposit, ich was discovered in 1981. The deposit contains narrow, h-angle, gold-bearing quartz veins. Access is through a ies of five adits, each separated by 50 m vertical elevation. ning is accomplished by modified cut-and-fill.

Berelekh OJSC Mining Complex was created in 1997 and holds licences for some of Susumanzoloto's alluvial deposits. Berelekh is involved in seasonal production of alluvial gold in the Berelekh river valley in its upper and middle streams. The river valley is a traditional source of alluvial gold with over 250 metric tonnes having been extracted since 1936.

The joint venture, if successful, should enable the Group to expand in the Magadan Region. One possibility for expansion is to participate in a tender for the Russian State's 38.8%. shareholding (representing 50.7% of the voting shares) in OJSC Matrosov Mine. OJSC Matrosov Mine is situated in the Ten'kinski region Magadan and deals with the extraction and processing of precious metals. Publicly available information indicates that Matrosov currently produces c. 32,000 ounces per year in the Magadan Region and that it also owns the licence for the Natalka hard-rock deposit (located c. 390 km northwest of Magadan) with Russian category B, C1 and C2 reserves of 7.9 million ounces.


Dredger operating for Susumanzoloto


Visible gold in ore samples from Susumanzoloto operations


Gold concentrate from Susumanzoloto operations

Environmental and social policy

ENVIRONMENTAL AND ECOLOGY POLICY

The Group has always regarded the adherence to a sound policy of environmental health and safety as fundamental to its business. To this end it tries to follow the World Bank code of best practice. Senior management is responsible for environmental issues, occupational health and safety.

Pokrovskiy Rudnik monitors performance with a focus on water and waste management, air emissions, and land use. There are 17 separate licences covering the mine for environmental operational compliance. The mine monitors air and water quality on a regular basis and two independent institutes carry out further monitoring, on the mine's behalf. In addition a series of inspectors from various government and local agencies carry out both regular and spot checks.

The PETER HAMBRO MINING PLC team considers that it is imperative to prevent, minimise and/or control risks to persons, property and the environment through planning, design, investment, management and workplace procedures. We set appropriate goals, objectives, targets and performance indicators for all activities and operations and thereby hope, as a minimum, to meet all licence and applicable laws and regulations and, where appropriate, to apply international best practice.

The Group does its best to promote and maintain open and constructive dialogue and good working relationships with employees, local communities, regulatory agencies, business organisations and other interested parties. It tries to increase knowledge and enhance mutual understanding in matters of common concern, to foster creativity and innovation in the management and performance of corporate activities, to utilise energy and other resources responsibly and efficiently to carry out regular occupational hygiene, health and environmental monitoring.

SOCIAL POLICY

As a part of our social policy a 'village', providing workers with all necessary facilities was constructed at the mine. It consists of accommodation blocks, made from wood, providing housing for both male and female workers with comfortable rooms, recreation rooms, a medical centre and canteen. In addition there are flats for managerial staff.

JSCP was rewarded by the Local Administration of the Amur Region for successful construction of facilities and compliance with all legislation. The Group is a significant contributor to the region's economy and Leonid Korotkov, Amur Region Governor, is a regular visitor to site (see photograph).

With expanding industrial activities resulting from the development of the Pokrovskiy mine and the advancement of the Pioneer Project these policies take on an ever increasing significance for the Group.

HEALTH AND SAFETY

There are two doctors and a nurse based at the mine on a permanent basis. They manage a medical centre which operates 24 hours a day, providing all employees with high quality medical service.

All new employees are subject to a routine medical check which is repeated every 12 months and all new employees receive basic first-aid training as part of the induction process.

Induction training for new employees covers many aspects including details on the operations of the facility, on applicable laws, and specialist training for particular job skills. It also covers general aspects of safety, and it is repeated at an annual update.

CHARITY

The original tradition of Russian charity to help those who are weak and in need is the basis for the charity programme of the Group. The purpose of the programme is to contribute meaningfully to the socio-economic growth and development of the neighbouring community. One of the charitable activities of the Group was the construction of a new school in the neighbouring settlement of Magdagachi. Veterans of war from this settlement receive dedicated charity aid. A construction of the memorial commemorating victims of the 2nd World War in the village of Magdagachi was financed by the mine.


2nd World War memorial – construction financed by JSCP


Governor Korotkov being shown around the gold room by Pavel Maslovskiy


A nurse stationed at JSCP medical centre



oard and senior management

ARD

:TER HAMBRO (Executive Chairman)
ter Hambro was trained as a banker and was a joint ınaging director of Smith St Aubyn & Co Ltd. In 1993 joined Mocatta and Goldsmid and, as Deputy Managing rector, was responsible for that group's worldwide ırketing of its gold, silver and platinum dealing, banking and rivative services. In 1990 he founded Peter Hambro PLC as a ining finance house in London and has been Executive ıairman since 1999. Peter Hambro is executive Chairman of e Group. He has particular responsibility for shareholder lations, international funding activities and new business :velopment. He is based in the United Kingdom.

HILIP LEATHAM MAFCA (Executive Director – Finance)
ıilip Leatham MA FCA obtained a Vickers Scholarship Magdalene College, Cambridge, where he studied echanical Engineering and subsequently qualified as Chartered Accountant, having been articled to the City ·m of Spicer and Pegler. After various accountancy jobs industry, he set up his own general accountancy practice 1985 specialising in small businesses. Philip is Finance irector of PETER HAMBRO MINING PLC and has the me function for the whole Peter Hambro Group. e is also Company Secretary.

PAVEL MASLOVSKIY (Deputy Chairman)
Dr. Maslovskiy graduated from, and became a professor at, the Moscow Aircraft Technology Institute. His subject was engineering applications of the theory of plasticity. In 1991 he transferred from the academic to the business world and he became chairman of Pokrovskiy Rudnik in 1994. He is Executive Chairman of JSCP. As such, he has particular responsibilities for liaison with the Company and the Russian authorities, for Russian financing arrangements and new business development in Russia. He is based in Moscow.

JAY HAMBRO (Executive Director – Business Development)
Jay Hambro has considerable experience in the mining finance industry. He joined PETER HAMBRO MINING PLC from HSBC Investment Bank, where he was a Manager of the Metals and Mining corporate finance and advisory team. Prior to that, he spent 3 years at NM Rothschild & Sons, based in both London and the US. Jay then moved to the investment banking division of HSBC where he spent three years as a corporate financier, advising major precious metal, base metal and steel companies. Jay is based in the United Kingdom.

IR RUDOLPH AGNEW (Non-Executive)
r Rudolph was Group Chief Executive and Chairman of onsolidated Gold Fields, the second largest gold producer the western world in the 1980s. In addition to a number other directorships he has been a director of Anglo merican, Gold Fields of South Africa and Newmont ining, all major gold producers. He is resident in the nited Kingdom.

ALEXEI MASLOVSKIY (Non-Executive)
Alexei Maslovskiy holds a Bachelor of Arts Degree in Economics from the University of Minnesota and is a Certified Retail Gemologist and Diamond Grader. Alexei subsequently worked for Worldco Financial Services in New York. He is resident in Moscow.

OPERATING MANAGEMENT

SERGEI ERMOLENKO
(General Director/Mine Chief Manager)
Sergei Ermolenko progressed from underground miner to General Manager of a gold mine in the Russian Far East over a 20 year period. He is General Manager of JSCP and as such is responsible for the smooth running of operations in the Amur Region. He is resident in Blagoveshchensk and has been a member of the Pokrovskiy team since its establishment.

VALERY ALEXEEV (Chief Engineer)
Valery Alexeev qualified as an engineer at Tomsk Polytechnical Institute and has worked in process engineering in the gold and heavy metals industry since. He managed one of the teams that designed and constructed the Muruntau plant in Uzbekistan and treatment plants in Russia. He is the Chief Engineer and has been responsible for bringing the Pokrovskiy mine and plant into production, its continuing operations and its economic success. He is resident in Blagoveshchensk and has been a member of the Pokrovskiy team since its establishment.

NICOLAI VLASOV (Group Chief Geologist)
Nicolai Vlasov graduated from Moscow University and was for many years in charge of the State Mission that evaluated gold resources in the Russian Far East. His specialist area was the Amur region including the Pokrovskiy area. He is Chief Geologist and as such is responsible for exploration and grade control at our operations and geological evaluation of investment opportunities and development sites as they arise. He is resident in Blagoveshchensk and has been a member of the Pokrovskiy team since its establishment.



he Directors' Report

ECTORS
r C.P. Hambro – Appointed 20 December 2001
'avel A. Maslovskiy – Appointed 20 December 2001
Rudolph Agnew – Appointed 8 April 2002
ip W. Leatham FCA – Appointed 20 December 2001
ıy Hambro – Appointed 20 December 2001
tei P. Maslovskiy – Appointed 20 December 2001

RETARY AND REGISTERED OFFICE
ip W. Leatham FCA
cleston Street, Belgravia, London SW1W 9LX

Directors present their report and the audited financial statements for the year ended
December 2002.

ORPORATION AND BASIS OF PREPARATION OF ACCOUNTS
Company was incorporated on 20 December 2001 under the name Excelsior
poration plc as part of a planned reorganisation of an existing group headed by Peter
nbro Mining Limited. Subsequent to the formation of the Company, Peter Hambro
ning Limited was renamed Eponymousco Ltd ('Eponymousco') and the Company was
amed Peter Hambro Mining plc ('PHM'). On 17 April 2002 the Company acquired the
ole of the share capital of Eponymousco and on 29 April 2002 obtained admission to
London Alternative Investment Market ('AIM').

se events are considered to be a reorganisation of a continuing business. Consequently,
se financial statements have been prepared so as to include the results of the Company
Eponymousco from 1 January 2002 to 31 December 2002 using the accounting polices
pted by Eponymousco in its financial statements for the year to 31 December 2001.

IEW OF ACTIVITIES AND FUTURE DEVELOPMENTS
Group's principal activities during the year were:
he production of gold and the development of facilities at Pokrovskoye
xploration and development of reserves at Pioneer
valuation of potential acquisitions and joint ventures in gold mining in Russia

ing the year, the Company also increased its holding in Pokrovskiy Rudnik from 53.11%
7.68% through the issue of shares totalling 21,288,011 shares.

The directors report a consolidated profit for the period of $5,104,000 (2001 – profit of $4,403,000). No dividend has been recommended and the profit for the period has been transferred to reserves.

Future developments are included in the Joint letter of the Chairman and Deputy Chairman and the Future plans section of this report.

DIRECTORS' INTERESTS
The directors were appointed at the dates as shown above and were all serving at the year end. Their interest in the share capital of the company at the beginning and end of the period was as follows:

G. Jay Hambro, Alexei P. Maslovskiy, Philip W. Leatham – no interest at 31 December 2002 or 31 December 2001.

Sir Rudolph Agnew – owned 0.016% of the Company or 7,500 ordinary shares as at 31 December 2002 (2001 – none).

Pavel A. Maslovskiy – owned directly and beneficially 48.65% of the Company or 23,344,524 ordinary shares as at 31 December 2002. At 31 December 2001, Pavel A. Maslovskiy owned 45,858 Ordinary 'A' shares and 144,984 'B' shares in Eponymousco.

Peter C.P. Hambro – owned beneficially 16.75% of the Company or 8,039,800 ordinary shares as at 31 December 2002. At 31 December 2001 Peter C.P. Hambro owned 106,625 Ordinary 'A' shares in Eponymousco.

In addition, the directors' interests in other classes of shares in Eponymousco (a 100% subsidiary of the Company) were as follows;-

'C' shares – (share incentive scheme)	**31 Dec. 02**	31 Dec. 01
Peter C.P. Hambro	**349,684**	–
Pavel A. Maslovskiy	**1,379,684**	–
Philip W. Leatham	**830,000**	–



The Directors' Report continued

CORPORATE GOVERNANCE

The Directors are aware of the Combined Code applicable to listed companies which consolidates the work of the Cadbury, Greenbury and Hampel Committees on corporate governance. As a company which is quoted on AIM, the Company is not required to comply with the Combined Code but all the Directors intend to comply with its main provisions as far as is practicable having regard to the size of the Group.

BOARD STRUCTURE AND ITS COMMITTEES

The Board comprises four Executive Directors, including the Chairman and Deputy Chairman, and two Non-Executive Directors. The Board meets regularly throughout the year and as issues arise which require board attention.

Biographies of the Directors are set out on page 15 of this annual report.

The Chairman conducts board and shareholder meetings and ensures that all Directors are properly briefed. The Directors are responsible for formulating, reviewing and approving the Group's strategy, budgets, major items of capital expenditure and senior personnel appointments. The Directors have access to independent professional advice at the Company's expense, and to the Company Secretary (who is also a Director) and receive appropriate training where necessary.

There are transparent procedures for the appointment of new Directors to the Board in place and all Directors are required to retire by rotation at least every three years when they can offer themselves for re-election if eligible. In view of the size of the Company, the Directors do not consider the Combined Code recommendation to establish a Nomination Committee appropriate at present. The Company has established Audit and Remuneration Committees.

AUDIT COMMITTEE

An Audit Committee has been established and currently comprises Sir Rudolph Agnew and G. Jay Hambro. It meets at least twice a year and is responsible for ensuring that the financial performance of the Group is properly reported on and monitored. It liaises with the auditors and reviews the reports from the auditors relating to the accounts and internal control systems.

REMUNERATION COMMITTEE

A Remuneration Committee has been established and currently comprises Sir Rudolph Agnew, G. Jay Hambro and Pavel Maslovskiy. It reviews the performance of the Executive Directors and sets the scale and structure of their remuneration on the basis of their service agreements with due regard to the interests of the Shareholders and the performance of the Group. The Remuneration Committee also make recommendations to the Board concerning employee incentives, including the allocation of share issues to employees. Directors of the Group are not permitted to participate in discussions or decisions of the committee concerning their own remuneration.

RELATIONS WITH SHAREHOLDERS

Communications with shareholders are considered important by the Directors. The Executive Directors regularly speak to investors and analysts and during the year. Company circulars and press releases have also been issued throughout the year and since the balance sheet date in relation to various proposals and keeping investors informed about the Group's progress.

The Company also maintains a website on the internet www.peterhambro.com which is regularly updated and contains a wide range of information about the Group.

INTERNAL CONTROLS

The Board acknowledges that it is responsible for establishing and maintaining the Group's system of internal controls and for reviewing its effectiveness. The procedures which include inter alia financial, operational and compliance matters and risk management are reviewed on an on going basis. The internal control system can only provide reasonable and not absolute assurance against material misstatement or loss. The Board has considered the need for an internal audit function but does not consider it necessary at the current time.

GOING CONCERN

After making enquiries, the Directors are satisfied that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason, the Directors continue to adopt the going concern basis in preparing the financial statements.

REMUNERATION REPORT

In addition to complying with the main provisions of the Combined Code as far as is practicable having regard to the size of the Group, the Company is committed to the Principles of Good Governance relating to Directors' remuneration.

REMUNERATION POLICY

The composition of the Remuneration Committee and the terms of reference are detailed above.



'he Directors' Report continued

RECTORS' REMUNERATION AND INTERESTS IN SHARES

tails of the annual remuneration of the Directors are set out in Note 5 on page 30 of the ancial statements. Details of Directors interests in shares are set out on page 17 and in te 28 on page 38.

RVICE CONTRACTS

Directors have any service contracts, consultancy agreements or other such arrangements h a notice period in excess of one year.

PPLIER PAYMENT POLICY

s a group policy to agree and clearly communicate the terms of payment as part of the nmercial arrangement negotiated with suppliers and then to pay according to those terms sed upon receipt of an accurate invoice. Trade Creditor days of the Group for the year ded 31 December 2002 were 33 days on average.

DITORS

ore Stephens were appointed as the company's auditors during the period and are willing continue in office. A resolution for their re-appointment and authorising the directors to their remuneration will be submitted to the Annual General Meeting.

Order of the Board

ilip W. Leatham Secretary
May 2003



Statement of the Directors' Responsibilities

for the year ended 31 December 2002

United Kingdom Company law requires the Directors to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the Company and the group and of the profit or loss of the Company and the Group for that period. In preparing those financial statements, the Directors are required to:

- Select suitable accounting policies and then apply them consistently
- Make judgements and estimates that are reasonable and prudent
- State whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements
- Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for the system of internal control, for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Peter C.P. Hambro Director
14 May 2003

Pavel A. Maslovskiy Director
14 May 2003



₹eport of the Auditors to the Shareholders of 'ETER HAMBRO MINING plc

ɜ have audited the financial statements of PETER HAMBRO MINING plc for the year ended December 2002, set out on pages 22 to 38. These financial statements have been prepared der the historical cost convention, and the accounting policies set out on pages 27 to 29.

ıis report is made solely to the Company's members, as a body, in accordance with Section 5 of the Companies Act 1985. Our audit work has been undertaken so that we might state the company's members those matters we are required to state to them in an auditor's port and for no other purpose. To the fullest extent permitted by law, we do not accept or sume responsibility to anyone other than the Company and the Company's members as a dy, for our audit work, for this report, or for the opinions we have formed.

ESPECTIVE RESPONSIBILITIES OF DIRECTOR AND AUDITORS

s described in the Statement of Directors' Responsibilities the Company's Directors are sponsible for the preparation of financial statements in accordance with applicable United ingdom law and United Kingdom Accounting Standards.

ur responsibility is to audit the financial statements in accordance with relevant legal and gulatory requirements and United Kingdom Auditing Standards.

'e report to you our opinion as to whether the financial statements give a true and fair view d are properly prepared in accordance with the Companies Act 1985. We also report to you in our opinion, the Directors' Report is not consistent with the financial statements, if the mpany has not kept proper accounting records, if we have not received all the information d explanations we require for our audit, or if information specified by law regarding rectors' remuneration and transactions with the company and other members of the Group not disclosed.

'e read the Directors' Report and consider the implications for our report if we become vare of any apparent misstatements within it.

ASIS OF OPINION

'e conducted our audit in accordance with United Kingdom Auditing Standards issued by e Auditing Practices Board. An audit includes examination, on a test basis, of evidence levant to the amounts and disclosures in the financial statements. It also includes an sessment of the significant estimates and judgements made by the Directors in the eparation of the financial statements, and of whether the accounting policies are propriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

OPINION

In our opinion, the financial statements give a true and fair view of the state of the affairs of the Company and the group as at 31 December 2002, the Company and Group's cash flows and profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

St. Paul's House,
Warwick Lane, London
EC4P 4BN
14 May 2003

MOORE STEPHENS
Registered Auditor
Chartered Accountants

Consolidated Profit and Loss Account

for the year ended 31 December 2002

(expressed in US $'000s)

	Note	**2002 $'000**	Pro forma 2001 $'000
Turnover	2	**22,774**	23,722
Net operating expenses	3	**(12,312)**	(13,622)
Operating profit	4	**10,462**	10,100
Interest payable and similar charges	6	**(1,640)**	(1,613)
Other income		**613**	199
Profit on ordinary activities before taxation		**9,435**	8,686
Taxation on profit on ordinary activities	7	**(639)**	–
Profit on ordinary activities after taxation		**8,796**	8,686
Minority interests	20	**3,692**	4,283
Profit retained for the year	19	**5,104**	4,403
Earnings per ordinary share	26	**$0.16**	$0.18
Diluted earnings per share	26	**$0.15**	$0.18

The entire turnover has been generated by the Company's subsidiary JSC Pokrovskiy Rudnik, which generated $12.1 m of operating profit (2001 – $11.1 m) for the Group. Neither the Group's results for the period nor the Group's results for the comparative period were affected by any acquisitions or disposals.

The business of the Group is conducted entirely within one business segment and in one geographic location, consequently no segmental analysis is presented.

There are no recognised gains or losses other than those included in the profit and loss account.

The accompanying notes are an integral part of this profit and loss account.



ꞌonsolidated Balance Sheet

; at 31 December 2002

ꞌpressed in US $'000s)

	Note	2002 $'000	Pro forma 2001 $'000
ꞌed Assets			
tangible assets			
Goodwill	8	**17,790**	(5,209)
Other intangible assets	9	**3,743**	4,071
Capitalised exploration and development expenditure		**1,156**	–
ngible assets			
Property, plant and equipment	10	**37,735**	34,131
Assets under construction and equipment to be installed	11	**8,261**	1,177
vestments	12	**637**	2
		69,322	34,172
ırrent Assets			
ock and work in progress	13	**7,501**	321
ebtors	14	**4,868**	3,046
ash at bank and in hand		**1,388**	1,361
		13,757	4,728
reditors, amounts falling due within one year	15	**(25,769)**	(8,952)
et Current Liabilities		**(12,012)**	(4,224)
reditors, amounts falling due after more than one year			
ong-term borrowings	17	**(7,578)**	(10,991)
nance lease liabilities falling due within one to three years	16	**(1,121)**	(403)
		(8,699)	(11,394)
et Assets		**48,611**	18,554
apital and Reserves			
are capital – ordinary shares	18	**751**	391
are premium		**34,636**	8,755
erger reserve		**8,755**	–
are incentive reserve	18	**40**	–
ofit and loss account		**3,889**	(1,215)
quity shareholders' funds	19	**48,071**	7,931
inority interests	20	**540**	10,623
		48,611	18,554

The accompanying notes are an integral part of this balance sheet.

These financial statements were approved by the Directors on 14 May 2003

Peter C.P. Hambro | **Pavel A. Maslovskiy**

Company only Balance Sheet

as at 31 December 2002

(expressed in US $'000s)

	Note	2002 $'000	2001 $'000
Investments	12	**32,758**	–
		32,758	
Current Assets			
Debtors	14	**1,140**	–
Cash at bank and in hand		**877**	–
		2,017	
Creditors, amounts falling due within one year	15	**(679)**	–
Net Current Assets		**1,338**	–
Net Assets		**34,096**	–
Capital and Reserves			
Share capital	18	**751**	–
Share premium		**34,636**	–
Profit and loss account		**(1,291)**	–
Equity shareholders' funds	19	**34,096**	–

The accompanying notes are an integral part of this balance sheet.

These financial statements were approved by the Directors on 14 May 2003.

Peter C.P. Hambro **Pavel A. Maslovskiy**



ˀonsolidated Statement of Cash Flows

ır the year ended 31 December 2002

ҫpressed in US $'000s)

	Note	2002 $'000		Pro forma 2001 $'000	
ːt cash inflow from operating activities	22		**6,890**		15,215
ːturns on investments and servicing of finance					
terest received		**21**		–	
terest paid		**(948)**		(1,687)	
terest element of finance leases		**(235)**		(31)	
ːt cash outflow from returns on investments and servicing of finance			**(1,162)**		(1,718)
ıxation Paid			**–**		–
ıpital Expenditure and Financial Investment					
ırchase of tangible assets		**(12,817)**		(16,447)	
ırchase of intangible assets		**–**		(3)	
vestment acquired		**(629)**		–	
oceeds on disposal of tangible assets		**16**		–	
ːt movement in loans to subsidiaries		**–**		668	
ɔans issued		**(76)**		(224)	
ːt cash outflow on capital expenditure and financial investment			**(13,506)**		(16,006)
ːquisitions and Disposals					
ırchase of subsidiary undertaking			**(8)**		(1)
ısh outflow before use of Liquid Resources and Financing			**(7,786)**		(2,510)
nancing Activities					
ıpital element of finance lease		**(1,344)**		(287)	
ːceipts from borrowing		**11,400**		2,748	
ːpayments of amount borrowed		**(4,912)**		–	
ıare capital issue		**2,669**		1,000	
ısh inflow from financing activities			**7,813**		3,461
crease in cash at bank and in hand	24		**27**		951

ıe accompanying notes are an integral part of this cash flow statement.

Reconciliation of Net Cash Flow to Movement in Net Debt

(note 25)

	2002 $'000
Increase in cash at bank and in hand	27
Cash (inflow) from (increase) in debt and lease financing	(5,144)
Change in net debt resulting from cash flow	(5,117)
New finance leases	(2,767)
Exchange difference	928
Movement in net debt in the period	(6,956)
Net debt at 1 January	(17,205)
Net debt at 31 December	(24,161)



otes to the Financial Statements

· the year ended 31 December 2002

'RINCIPAL ACCOUNTING POLICIES
: Company was incorporated on 20 December 2001, under the name Excelsior
poration plc as part of a planned reorganisation of an existing group headed by Peter
nbro Mining Limited. Subsequent to the formation of the Company, Peter Hambro
ıing Limited was renamed Eponymousco Ltd ('Eponymousco') and the Company was
amed PETER HAMBRO MINING plc. On 17 April 2002, the Company acquired the whole of
share capital of Eponymousco and on 29 April 2002 obtained admission to the London
ernative Investment Market ('AIM'). These events are considered to be a reorganisation
ı continuing business meeting the criteria set by FRS 6 for the application of merger
ounting. Consequently, these financial statements have been prepared so as to include
results of the Company and Eponymousco from 1 January 2002 to 31 December 2002
ng the accounting polices adopted by Eponymousco in its financial statements for the
ır to 31 December 2001.

the Company did not trade prior to the reorganisation all of the profit for the period prior
the merger for both the current and previous year were generated by the group headed by
onymousco.

Principles of consolidation
e Company has one 100% subsidiary, Eponymousco. The results and balances of
onymousco have been consolidated in these financial statements.

onymousco has one subsidiary, JSC Pokrovskiy Rudnik ('Pokrovskiy Rudnik'), a company
orporated in Russia. At 31 December 2001 Eponymousco owned 53.11% of Pokrovskiy
dnik. The Company acquired 2% of Pokrovskiy Rudnik on 19 April 2002, an additional
89% of Pokrovskiy Rudnik was acquired on 23 July 2002 and a further 22.68% on
December 2002 bringing the Group's total holding to 97.68%. Pokrovskiy Rudnik has
en consolidated in these financial statements.

krovskiy Rudnik has two subsidiaries: OOO Olekminskiy Rudnik ('Olekminskiy Rudnik')
%), a company incorporated in Russia, which has been consolidated in these accounts,
d Chemalt (100%), a company incorporated in Russia, which has not been consolidated in
se accounts. Olekminskiy Rudnik is involved in exploring for titanium deposits.

b) Acquisitions
On the acquisition of a business, including an interest in a subsidiary undertaking, fair values are attributed to the Group's share of net separable assets. Where the cost of acquisition exceeds the fair values attributable to such net assets the difference is treated as purchased goodwill and capitalised in the balance sheet in the year of acquisition.

c) Comparative figures
As explained above, the Company was formed as part of a group reorganisation in December 2001. Pro forma comparative figures for 2001 combining the constituent elements of the Group are presented for the Consolidated Profit and Loss Account, Consolidated Cash Flow Statement and Consolidated Balance Sheet.

d) Basis of accounting
The financial statements have been prepared under the historical cost convention and in accordance with applicable UK Accounting Standards.

e) Currency of financial statements
The financial statements have been presented in US Dollars as the dollar is considered to be the Group's functional currency.

For the purpose of these financial statements other currencies have been translated into US Dollars on the following basis:

(i) Share capital, fixed assets and depreciation at the rate ruling on the date of the relevant transaction.
(ii) Liabilities and current assets at the rate ruling at the end of the accounting period.
(iii) Profit and loss account items, other than depreciation, at the average rate for the period or at the rate ruling at the date of the transaction for significant items.

The rates of exchange used to translate year end balances from other currencies into US Dollars were as follows (currency per US Dollar):

	2002	2001
Sterling	**0.62**	0.67
Russian Rouble	**31.78**	30.14

Notes to the Financial Statements continued

for the year ended 31 December 2002

1. PRINCIPAL ACCOUNTING POLICIES continued

e) Currency of financial statements continued

Exchange differences arising on the application of the above policy to individual transactions and accounts have been dealt with through the profit and loss account. The representation of figures in US Dollars should not be construed as meaning that underlying amounts can or will be settled in dollars.

f) Goodwill

Goodwill represents the excess of the fair value of consideration given for the purchase of a subsidiary over the book value of net assets acquired. Amortisation is provided through the profit and loss account on a straight-line basis over the period deemed appropriate by the directors. Goodwill on the purchase of Pokrovskiy Rudnik is being recognised over the period of ten years which equates to the expected useful life of the mine it operates.

Negative goodwill is accounted for when the fair value of net assets acquired on the purchase of a business exceeds the purchase price. Negative goodwill is initially recorded as a negative asset and then recognised through the profit and loss account on a straight-line basis over the period of ten years.

g) Intangible assets and amortisation

Intangible assets are recorded at cost less amortisation and provision for diminution in value. Licences for the exploitation of natural resources are amortised on a straight line basis over the period of the licence.

h) Tangible fixed assets and depreciation

Tangible fixed assets are recorded at cost, net of accumulated depreciation. Depreciation is provided on all tangible fixed assets at rates calculated to write off the cost or valuation of each asset on a straight-line basis over its expected useful life as follows:

	Average life
Buildings	10
Plant and machinery	10-20
Office equipment	5-10
Computer equipment	3

Until they are brought into use fixed assets are included within assets under construction and equipment to be installed.

The cost of maintenance, repairs and replacement of minor items of tangible fixed assets are charged to current expenditure. Renewals and betterments are capitalised. Upon sale or retirement of tangible fixed assets, the cost and related accumulated depreciation are eliminated from the accounts. Any resulting gains or losses are included in the profit and loss account.

i) Investments

Investments are stated at cost less provision for impairment.

j) Stock and work in progress

Purchased stores and spares are stated at the lower of cost and net realisable value on a unit cost basis. Gold ready for sale is valued at the lower of cost and net realisable value. Costs are attributed to gold produced on an average cost basis. Bullion in process is valued at the lower of cost and net realisable value.

Poor ore (with content less than 3.5 g/t), ore in the process of leaching and leached ore are classified as work in progress. Poor ore and ore in the process of leaching is valued at the lower of attributable direct cost and net realisable value.

Leached ore is valued at the lower of post processing transportation costs (to its current location) and net realisable value. Leached ore is classified as work in progress.

Stripping cost incurred during the production phase to remove additional waste ore are deferred and charged to operating cost when ore is moved from stock piles.

k) Finance leases

Assets held under finance leases are capitalised in the balance sheet and are depreciated over the shorter of the period of the lease and the estimated useful economics lives of the assets. Interest is charged to the profit and loss account over the life of the agreement on the straight line basis.

l) Revenue recognition

Revenue is recognised at the point of transfer of ownership of finished products as specified in the sales contracts.



Jotes to the Financial Statements continued

r the year ended 31 December 2002

PRINCIPAL ACCOUNTING POLICIES continued

Cost of sales

ıst of sales includes the cost of mining gold, transport, and other direct expenses.

ploration and evaluation expenditure is charged to the profit and loss account as incurred cept in respect of deposits where:

it is expected that the expenditure will be recouped by future exploitation or sale; or
substantial exploration and evaluation activities have identified a mineral resource but these activities have not reached a stage which permits a reasonable assessment of the existence of commercially exploitable reserves.

'here either of the above conditions are met direct expenditure is capitalised. Once oduction begins capitalised costs are written off to production so as to spread them over ıtal estimated reserves.

) Taxation

rovision is made for all foreseeable taxation liabilities.

eferred taxation is calculated so as to recognise the expected future tax consequences of ansactions and events recognised in the financial statements of the current and previous eriods with the following exceptions:

provision is made for the tax that would arise on remittance of the retained earnings of overseas subsidiaries only to the extent that at the balance sheet date dividends have been declared and accrued as receivables
deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be taxable profit from which the future reversal of the timing differences can be deducted.

eferred tax is measured on a non-discounted basis at the tax rates that are expected to pply in the periods in which timing differences reverse, based on tax rates and laws enacted substantially enacted at the balance sheet date.

he tax charge in the profit and loss account includes the charge in respect of the taxable ofit for the year calculated under UK taxation laws and foreign profit tax. All other taxes, cluding those based on gross interest received, are included in general, administrative and her operating costs in the profit and loss account.

Financial instruments

nancial assets and liabilities are recognised on the Group's balance sheet when the Group ıs become party to the contractual provisions of the instrument.

2. TURNOVER

Turnover is derived from sales of gold and minor sales of silver.

All proceeds are receivable in the ordinary course of business and are recorded exclusive of Value Added Tax.

All sales originate in Russia and are destined for Russia.

Pokrovskiy Rudnik has generated all of current year turnover for the group.

3. NET OPERATING EXPENSES

	Group		Company	
	2002 $'000	2001 $'000	**2002 $'000**	2001 $'000
Cost of sales	**7,861**	10,861	**–**	–
Administrative expenses	**4,451**	2,761	**1,297**	–
	12,312	13,622	**1,297**	–

Included within Group administrative expenses are foreign currency exchange translation gains of $1,008,393 (2001 – $293,253) and loss on disposal of fixed assets of $100,000 (2001 – nil).

Pokrovskiy Rudnik accounts for the Group's entire cost of sales and $2,799,000 of administrative expenses (2001 – $ 1,970,000).

Notes to the Financial Statements continued

for the year ended 31 December 2002

4. OPERATING PROFIT

Operating profit is stated after charging/(crediting):

		Group		Company	
	Notes	**2002 $'000**	2001 $'000	**2002 $'000**	2001 $'000
Depreciation of tangible fixed assets	10	**3,628**	2,869	**–**	–
Depreciation of intangible fixed assets	9	**328**	327	**–**	–
Negative goodwill credit	8	**(298)**	(579)	**–**	–
Goodwill charge	8	**392**	–	**–**	–
Directors' emoluments	5	**648**	841	**549**	–
Auditors' remuneration		**48**	53	**48**	–

Pokrovskiy Rudnik generated $12.1m (2001 – $11.1m) of operating profit.

$335,115 of depreciation on tangible fixed assets arose on assets held under finance leases.

5. DIRECTORS AND EMPLOYEES

	Group		Company	
	2002 $'000	2001 $'000	**2002 $'000**	2001 $'000
Directors' emoluments	**648**	841	**549**	–

Staff costs during the period were as follows:

	Group		Company	
	2002 $'000	2001 $'000	**2002 $'000**	2001 $'000
Wages and salaries – production	**2,644**	1,537	**–**	–
Wages and salaries – other	**863**	523	**59**	–
Social security costs	**625**	677	**31**	–
	4,132	2,737	**90**	–

The average number of employees (excluding six Directors) of the Group during the year was 1,218 (2001 – 830). The Company had four employees (2001 – nil).

The emoluments for the highest paid Director for the year were $257,309 (2001 – $520,000).

During the period the Group implemented a share incentive scheme. Under the scheme participating employees have subscribed for 2,759,368 C ordinary non-voting, non dividend bearing shares in Eponymousco at a par value of £0.01. These are to be converted into ordinary shares in the Company on the earlier of the disposal of Eponymousco by the Company or 1 June 2005 for a supplementary payment of £1.01. The Directors believe that at the time of issue the share incentive scheme had no value over and above the initial subscription paid. The shares subscribed for have been recognised as a reserve until such time as the C shares have converted to the ordinary shares (see note 18).

The Directors' interests in the share incentive scheme can be found in the Directors' Report.

During the period Pokrovskiy Rudnik established a Reserve Bonus Scheme for senior executives of that company. Under this scheme participants will be awarded freely transferable 'scheme units' at the end of each year from 2002 to 2012. It is intended that scheme units will be awarded to Pavel Maslovskiy, Peter Hambro and certain other executives of Pokrovskiy Rudnik. These will be awarded at the rate of $5 (in aggregate) for each ounce of gold added to the designated reserves for the reserve bonus scheme. Payments may be made in cash or may be applied to subscribe for new Ordinary Shares in the Company
at the prevailing market price. No increase in these designated reserves was identified during the year.

No other long term incentive schemes or pension plans have been implemented by group companies for their directors or employees.

Pokrovskiy Rudnik contributes through social security payments to employees' Russian state pension scheme. This is a defined contribution scheme.

6. INTEREST PAYABLE AND SIMILAR CHARGES

	Group		Company	
	2002 $'000	2001 $'000	**2002 $'000**	2001 $'000
Finance lease charge	**235**	31	**–**	–
Bank loan interest	**1,232**	1,437	**–**	–
Other loan interest and charges	**173**	145	**–**	–
	1,640	1,613	**–**	–



Notes to the Financial Statements continued

or the year ended 31 December 2002

. TAXATION

'he Company does not anticipate a corporation tax charge for the period as all profits arise 1 its subsidiary Pokrovskiy Rudnik and the Company itself has suffered losses. Pokrovskiy tudnik was the beneficiary of a tax concession that exempted it from Russian profit tax for he year ended 31 December 2001. This concession came to an end in September 2002. 'okrovskiy Rudnik's accounting profit for the year was $10.7 million. The total taxable profit .fter exemptions was $2.66 million. The tax charge was $638,831(2001 – nil) for the period :nded 31 December 2002, based on the tax rate of 24%. There was no adjustment in respect of the previous period.

\ deferred tax asset of approximately $90,000 (2001 – $955,000) arising in Pokrovskiy Rudnik 1as not been recognised in these financial statements. The Directors have not recognised this asset on the grounds that at such an early stage in the Group's development it is not possible :o be reasonably certain that there will be suitable profit from which the future reversal of underlying timing differences can be deducted.

The Directors believe that there have been no material breaches of Russian tax regulations and that these financial statements contain all necessary provisions in respect of the Group's :ax liabilities in Russia. However Russian tax and currency control regulations are in a state of flux and may be subject to differing interpretations by various governmental bodies. Fines and penalties for errors and omissions may be significant.

8. GOODWILL

	Note	Group $'000
Cost		
At 1 January 2002		(5,788)
Goodwill arising on additional acquisition of Pokrovskiy Rudnik shares	12	23,093
At 31 December 2002		**17,305**
Amortisation		
At 1 January 2002		(579)
Release for the year		(298)
Charge for the year		392
At 31 December 2002		**(485)**
Net book value		
At 31 December 2001		(5,209)
At 31 December 2002		**17,790**

Notes to the Financial Statements continued
for the year ended 31 December 2002

9. OTHER INTANGIBLE ASSETS

	Group $'000	Company $'000
Cost		
At 1 January 2002	6,554	–
Additions	–	–
At 31 December 2002	**6,554**	–
Depreciation		
At 1 January 2002	2,483	–
Charge for the year	328	–
At 31 December 2002	**2,811**	–
Net book value		
At 31 December 2001	4,071	–
At 31 December 2002	**3,743**	–

The Group's principal intangible assets are licences for the utilisation of the Pokrovskiy and Pioneer deposits. The license for the Pokrovskiy deposit was received in 1994. The Pokrovskiy deposit is currently in production.

10. PROPERTY, PLANT AND EQUIPMENT

Group	Buildings $'000	Plant and machinery $'000	Vehicles $'000	Furniture, fixtures, fittings and Others $'000	Total $'000
Cost					
At 1 January 2002	22,891	11,699	3,905	277	38,772
Additions	137	3,102	1,187	220	4,646
Transfer from assets under construction	1,264	1,371	–	67	2,702
Disposal	(26)	(41)	(1)	(68)	(136)
At 31 December 2002	**24,266**	**16,131**	**5,091**	**496**	**45,984**
Depreciation					
At 1 January 2002	2,605	1,361	599	76	4,641
Charge for the year	1,897	1,076	583	72	3,628
Disposal	(3)	(6)	(1)	(10)	(20)
At 31 December 2002	**4,499**	**2,431**	**1,181**	**138**	**8,249**
Net book value					
At 31 December 2001	20,286	10,338	3,306	201	34,131
At 31 December 2002	**19,767**	**13,700**	**3,910**	**358**	**37,735**

The net book value of the Group's plant and machinery includes $1,666,455 (2001 – nil) in respect of assets held under finance leases. The net book value of the Group's vehicles includes $1,520,794 (2001 – $1,000,355) in respect of assets held under finance leases.

11. ASSETS UNDER CONSTRUCTION AND EQUIPMENT TO BE INSTALLED

	Group		Company	
	2002 $'000	2001 $'000	**2002 $'000**	2001 $'000
Assets in course of construction	**8,116**	520	–	–
Equipment to be installed	**145**	657	–	–
	8,261	1,177	–	–



Notes to the Financial Statements continued

or the year ended 31 December 2002

2. INVESTMENTS

	Group		Company	
	2002 $'000	2001 $'000	**2002 $'000**	2001 $'000
Olekminskiy Rudnik	**–**	2	**–**	–
Chemalt	**4**	–	**–**	–
Baikal Bank	**629**	–	**–**	–
Shares in subsidiaries undertakings	**–**	–	**32,758**	–
	637	2	**32,758**	–

The investments of the Company at 31 December 2002 were Pokrovskiy Rudnik and Eponymousco (see note 1a and 1b).The Company holds 44.57% (2001 — nil) of the Group's total holding of 97.68% (2001 – 53.11%) of the ordinary share capital of Pokrovskiy Rudnik. The acquisition took place in three stages in exchange for shares in the Company. Total goodwill arising as a result of these acquisitions is $23,093,000. This has been capitalised in the consolidated balance sheet (see note 8). The details of acquisition, consideration given and goodwill capitalised are as follows:

	Number of ordinary shares	Market value per share at the date of acquisition	Consideration given $'000	Goodwill capitalised $'000
2% acquired April 2002	897,100	$1.89	1,699	1,368
19.89% acquired July 2002	9,246,318	$1.55	14,325	10,517
22.68% acquired December 2002	11,144,593	$1.46	16,345	11,208

Acquisition of Eponymousco in exchange for 24,696,584 shares in the Company has been accounted for using merger accounting.

The results and balance sheets of Pokrovskiy Rudnik and Eponymousco have been consolidated in the Group financial statements.

The investments of Pokrovskiy Rudnik at 31 December 2002, were Olekminskiy Rudnik and Chemalt. Olekminskiy Rudnik is registered in Russia. Olekminskiy Rudnik is involved in the preparatory stages of titanium mining. Pokrovskiy Rudnik owns 51% of the ordinary share capital of Olekminskiy Rudnik. Olekminskiy Rudnik has been consolidated in the Group accounts. Chemalt is registered in Russia and was formed at the end of the year. Chemalt is involved in research to collect and analyse market data relating to titanium dioxide and titanium dioxide based products as a preparatory step for the Olekminskiy project. Pokrovskiy Rudnik owns 100% of the ordinary share capital of Chemalt. At 31 December 2002, 50% of Chelmalt's share capital was paid up. Chelmalt has not been consolidated in the group accounts as the results and balances are not material to the Group.

In June 2002, Pokrovskiy Rudnik agreed to subscribe for new shares which would give it 18.8% of the share capital of Baikal Bank as part of a recapitalisation. Baikal Bank is a commercial Bank registered in Russia and operating in the Buriatia Republic. It has been agreed that Pokrovskiy Rudnik will resell this holding to ExpoBank and that thereafter Pokrovskiy Rudnik will retain an interest in BaikalBank's gold business, which is considered to be of strategic importance to Pokrovskiy Rudnik's expansion potential in Russia. Baikal Bank is a major shareholder of a number of gold deposits in the Buriatia Republic, one of the gold producing areas with the highest potential in the Russian Federation.

Notes to the Financial Statements continued

for the year ended 31 December 2002

13. STOCK AND WORK IN PROGRESS

	Group		Company	
	2002 $'000	2001 $'000	**2002 $'000**	2001 $'000
Stores and spares	**1,258**	–	**–**	–
Work in progress	**5,815**	312	**–**	–
Bullion in process	**420**	–	**–**	–
Bullion in stock	**8**	9	**–**	–
	7,501	321	**–**	–

Following a review by management, stocks of stores and spares at 31 December 2001 were written off.

The work in progress comprises leached ore, ore in the process of leaching, poor ore and stripping expenses capitalised of $2,662,740 (2001 – nil). During the year Pokrovskiy Rudnik extracted ore from new carriers where significant stripping costs were incurred and capitalised. In 2001 stripping expenses were not significant as ore was taken from the ground.

The Directors' estimate that the net realisable value of work in progress comprising leached ore, poor ore and stripping expenses as at 31 December 2002 is approximately $52.3m (2001 - $16.7m).

14. DEBTORS

Amounts falling due within one year

	Group		Company	
	2002 $'000	2001 $'000	**2002 $'000**	2001 $'000
Prepayments	**1,628**	830	**30**	–
VAT recoverable	**2,443**	1,373	**39**	–
Owed by group undertaking	**–**	–	**1,071**	–
Other debtors	**263**	385	**–**	–
Loans issued	**534**	458	**–**	–
	4,868	3,046	**1,140**	–

Loans issued at 31 December 2002, comprised of a promissory note of $504 368 bearing interest at 5% issued by Avangard Bank, a loan of $18,946 bearing interest at 10% issued to an employee of Pokrovskiy Rudnik and an interest free loan of $10,143 issued to Dalnevostochnaya Gornaya Company, a local mining company.

Loans issued at 31 December 2001, comprised a loan of $332,000 issued to Amurenergo, a local supplier of electricity, and a loan of $126,000 to Olekminskiy Rudnik, a subsidiary of Pokrovskiy Rudnik. Both loans were interest free.

$4,798,000 of debtors are Rouble denominated.

15. CREDITORS

Amounts falling due within one year

		Group		Company	
	Note	**2002 $'000**	2001 $'000	**2002 $'000**	2001 $'000
Trade creditors		**1,404**	714	**49**	–
Tax liability		**639**	–	**20**	–
Finance lease liabilities	16	**997**	292	**–**	–
Note payable		**–**	1,103	**–**	–
Short term loans		**12,380**	2,020	**–**	–
Short term element of long term loans	17	**3,474**	3,757	**–**	–
Dividend payable to minority interests	20	**4,500**	–	**–**	–
Other creditors		**2,375**	1,066	**610**	–
		25,769	8,952	**679**	–

The short-term loans have been made to the Company's subsidiary by banks and trading partners. Interest rates are fixed. $5,600,000 of short-term loans is US Dollar denominated with weighted average interest rate of 12.55%. $3m of short term loans denominated in US dollars are unsecured. Other loans are secured on equipment. Short-term loans denominated in Rouble had weighted average interest rate of 19%.

Short-term loans outstanding at 31 December 2002, included a $1,000,000 loan from Precious Metals Investment Limited the company owned by Pavel Maslovskiy. The loan bears interest at 14% and is repayable during 2003.

$20,169,000 of total creditors are Rouble denominated.



Notes to the Financial Statements continued

for the year ended 31 December 2002

16. FINANCE LEASE LIABILITIES

	Group		Company	
	2002	2001	**2002**	2001
	$'000	$'000	**$'000**	$'000
Short term element	**1,244**	376	**–**	–
Finance charge allocated to future periods	**(247)**	(84)	**–**	–
	997	292	**–**	–
Due between 1-2 years	**923**	293	**–**	–
Due between 2-3 years	**322**	162		
Finance charge allocated to future periods	**(124)**	(52)	**–**	–
	1,121	403	**–**	–
Total obligation	**2,118**	695	**–**	–

17. LONG-TERM BORROWINGS

		Group		Company	
		2002	2001	**2002**	2001
	Note	**$'000**	$'000	**$'000**	$'000
Due in less than 1 year		**3,474**	3,757	**–**	–
Due between 1-2 years		**7,578**	3,664	**–**	
Due between 2-3 years		**–**	7,327	**–**	–
		11,052	14,748	**–**	–
Short-term element	15	**3,474**	3,757	**–**	–
Long-term element		**7,578**	10,991	**–**	–
		11,052	14,748	**–**	–

In 2001 Pokrovskiy Rudnik was granted loan facilities by the Savings Bank of Russia ('Sberbank') of up to $15m for the construction of a gold extraction factory. The Company drew down $14,655,000 under the facility and applied it to repay existing borrowings from Zenit Bank.

As at 31 December 2002, the balance outstanding on this loan was $10.4 million repayable in two instalments of $3.474 million in September 2003 and $6.9 million in January 2004. The loan bears interest at 22% and is secured on buildings and equipment owned by Pokrovskiy Rudnik. In addition Sberbank has been granted the exclusive right to buy 2,250 kg of gold per annum from Pokrovskiy Rudnik.

All loans are Rouble denominated.

18. CALLED UP EQUITY SHARE CAPITAL

	Company	
	2002	2001
Ordinary shares	**$'000**	$'000
Allotted, called up and fully paid:		
At the beginning of the period	**–**	–
Issued in exchange for Eponymousco shares	**391**	–
Other new issues	**360**	–
At the end of the period	**751**	–
Number of shares (par value £0.01)		
Authorised	**100,000,000**	–
Issued at the beginning of the period	**–**	–
Issued in exchange for Eponymousco shares	**24,696,584**	–
Other new issues	**23,288,011**	–
At the end of the period	**47,984,595**	–

During the year 24,696,584 shares in the Company were issued in exchange for the total issued share capital of Eponymousco. An additional 2,000,000 ordinary shares were issued for consideration of £1.30 per share. A further 897,100 shares were issued in exchange for a 2% holding in Pokrovskiy Rudnik. In July 2002 9,246,318 shares were issued in exchange for an additional 19.89% holding in Pokrovskiy Rudnik. In December 2002 11,144,593 shares were issued in exchange for a further 22.68% holding in Pokrovskiy Rudnik. The shares obtained pursuant to the July and December acquisitions were acquired from Macaria Investment Limited and Viscaria Investment Limited. These companies are both owned by a trust of which one of the beneficiaries is Pavel Maslovskiy, a Director of the Company. As a result of these transactions a share premium of $34,635,864 after AIM admission expenses of $891,562 and commission of $227,214 was recognised.

Notes to the Financial Statements continued

for the year ended 31 December 2002

18. CALLED UP EQUITY SHARE CAPITAL *continued*

During the year the Group implemented a share incentive scheme (see note 5). Consequently the reserve has been established.

Convertible C shares of Eponymousco	2002 $'000	2001 $'000
Allotted, called up and fully paid:		
At the beginning of the period	–	–
New issues	40	–
At the end of the period	40	–
Number of shares (par value £0.01)		
Authorised	2,759,368	–
New issues	2,759,368	–
At the end of the period	2,759,368	–

19. EQUITY SHAREHOLDERS' FUNDS

	Group		Company	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
Opening balance	7,931	2,528	–	–
Issue of share capital	35,036	1,000	35,387	–
Profit/(loss) for the year	5,104	4,403	(1,291)	–
At the end of the period	48,071	7,931	34,096	–

As permitted by Section 230 by the Companies Act 1985, the profit and loss account of the Company is not presented as a part of these accounts.

The availability of the Group's reserves for distribution will be determined, to the extent that they include reserves held in Pokrovskiy Rudnik, by applicable legislation in Russia and in accordance with Pokrovskiy Rudnik's statutory financial statements. Pokrovskiy Rudnik's statutory financial statements are prepared in accordance with Russian accounting regulations. These differ significantly from UK GAAP. The distributable reserves may therefore differ significantly from the figure shown above.

20. MINORITY INTERESTS

	Group	
	2002 $'000	2001 $'000
At the beginning of the period	10,623	6,340
Minority interest eliminated on acquisition of additional equity in subsidiary undertakings	(9,275)	–
Dividends payable	(4,500)	–
Minority interest in net profit of subsidiary undertakings	3,692	4,283
At the end of the period	540	10,623

All minority interests are equity interests.

21. RELATED PARTY TRANSACTIONS

The Company issued shares in exchange for the total issued share capital of Eponymousco, in which Pavel A. Maslovskiy owned 95,077 ordinary 'A' shares and 144,984 'B' shares and Peter C.P. Hambro owned 80,398 ordinary 'A' shares.

Peter Hambro plc, which is considered a related party due to Peter C.P. Hambro's 51% holding in that company, charged the Company and its subsidiary Eponymousco $423,619 (2001 – $287,500) for management and accommodation. The Directors believe this to be the market value of the services provided. The balance outstanding at the end of the year was $7,000 (2001 – $118,541).

During 2002 Pokrovskiy Rudnik provided additional finance of $458,921 (2001 – $126,000) to Olekminskiy Rudnik.

Further related party transactions are disclosed in note 15 and note 18.

An ultimate controlling party has not been identified.



Notes to the Financial Statements continued

or the year ended 31 December 2002

2. NET CASH INFLOW FROM OPERATING ACTIVITIES

Group	2002 $'000	2001 $'000
Cash received from customers	**22,774**	23,721
Cash paid to suppliers and employees	**(11,186)**	(4,904)
Other proceeds	**591**	550
Other expenses	**(5,369)**	(4,445)
Exchange difference	**80**	293
Net cash inflow from operating activities	**6,890**	15,215

3. RECONCILIATION OF OPERATING RESULT TO OPERATING CASH FLOW

	Group	
	2002 $'000	2001 $'000
Operating profit before tax and minority interest	**9,435**	8,686
Adjusted for:		
Depreciation	**3,628**	2,869
Amortisation of intangibles	**328**	327
Interest payable and similar charges	**1,640**	1,613
Loss on disposal of fixed assets	**100**	–
Exchange differences in respect of finance activity	**(928)**	–
Goodwill amortisation	**94**	(579)
Operating profit before working capital changes	**14,297**	12,916
(Increase)/Decrease in debtors	**(1,747)**	2,318
Increase in stock	**(7,180)**	(274)
Increase in creditors	**1,520**	255
Net cash inflow from operating activity	**6,890**	15,215

24. RECONCILIATION OF CASH FLOW TO NET CASH

Analysis of balances as shown in the balance sheet and changes during the period.

	Group	
	2002 $'000	2001 $'000
Cash at the beginning of the period	**1,361**	410
Cash flows for the period	**27**	951
Cash at the end of the period	**1,388**	1,361

25. ANALYSIS OF NET DEBT

	At 1 Jan. 02	Cash Flow	Other non-cash changes	Exchange movement	At 31 Dec. 02
Cash in hand and at the bank	1,361	27	–	–	**1,388**
Debt due within one year	(6,880)	(9,563)	–	590	**(15,854)**
Debt due after one year	(10,991)	3,075	–	338	**(7,577)**
Finance leases	(695)	1,344	(2,767)	–	**(2,118)**
Total	(17,205)	(5,117)	(2,767)	928	**(24,161)**



Notes to the Financial Statements continued

for the year ended 31 December 2002

26. EARNINGS PER ORDINARY SHARE

	2002	Pro forma 2001
Profit for the year $'000	**5,104**	4,403
Weighted average number of ordinary shares	**32,179,859**	24,696,584
Earnings per ordinary share	**$0.16**	$0.18
Weighted average number of ordinary shares	**32,179,859**	24,696,584
Weighted average number of Eponymousco C shares	**1,839,579**	–
Weighted average number of diluted shares	**34,019,438**	24,696,584
Diluted earnings per share	**$0.15**	$0.18

27. CURRENCY RISK

Although the Group is headquartered in the United Kingdom, Sterling denominated monetary assets and liabilities at 31 December 2002, were not significant.

Because of the location of its operating activities in Russia Pokrovskiy Rudnik is necessarily involved in Russian Rouble transactions and has Rouble denominated balances. In particular the Group incurs operating costs in Roubles and the Group's borrowings at 31 December were largely denominated in Roubles.

The world market for gold is principally denominated in US Dollars. Within Russia sales prices are set with reference to the US Dollar but settlements are made in Roubles.

Recent trends in the Rouble/Dollar exchange rate suggest that the Rouble is gaining value against the Dollar. If this trend continues and results in any significant and sustained appreciation of the Rouble against the Dollar the Group's revenue and profitability could be affected. The Company does not engage in hedging to minimise exchange rate risk and has no intention of implementing such a scheme unless future financing arrangements require the Company to do so.

28. POST BALANCE SHEET EVENTS

On 11 March 2003, the Company announced a proposed Placing and Open Offer of 9,596,919 New Shares in the Company at a price of 175 pence per share. This was fully subscribed and the net proceeds received after brokers' commissions amounted to £15.8 million. As a result of the placing the directors' interests have changed to the following:

	Number of ordinary shares	Per cent
Peter C.P. Hambro	7,539,800	13.09
Pavel A. Maslovskiy	22,844,524	39.67

In February 2003, the Company signed Heads of Agreement with Russian companies, Susumanzoloto and Shkolnoe to set up a joint venture gold mining company in the Magadan region of Russia.

In March 2003 the Company signed Heads of Agreement for the acquisition of 100% of Tokur Rudnik, a Russian gold mining company.

Advisors

OMINATED ADVISOR AND BROKER
anaccord Capital (Europe) Limited
rook House
7 Upper Brook Street
ondon W1K 7QF

UDITORS AND REPORTING
CCOUNTANTS
Ioore Stephens
t Paul's House
Varwick Lane
London EC4P 4BN

SOLICITORS TO THE COMPANY
Norton Rose
Kempson House
Camomile Street
London EC3A 7AN

PR CONSULTANTS
Merlin Financial
Royex House
Aldermanbury Square
London EC2V 7HR

BANKERS
Royal Bank of Scotland plc
119-121 Victoria Street
London SW1E 6PA

REGISTRARS TO THE COMPANY
AND RECEIVING AGENT
Capita IRG PLC
40 Dukes Place
London EC3A 7NH

MINING CONSULTANTS
Micon International Limited
Suite 10, Keswick Hall
Keswick, Norwich
Norfolk, UK NR4 6JT

NBL Zoloto
Mail-box 12
Moscow 115191
Russia

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PETER HAMBRO MINING PLC
7 Eccleston Street
Belgravia
London SW1W 9LX
United Kingdom

Telephone: +44 20 7393 0102
Fascimile: +44 20 7393 0103

Email: contact@peterhambro.com

www.peterhambro.com